October 20, 2017

Jaea Hahn Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Hahn:

On July 21, 2017 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the FormulaFolios Tactical Growth ETF and FormulaFolios Smart Growth ETF (each a “Fund” and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 68 (the “Amendment”) to the Registrant’s Registration Statement. On September 6, 2017, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please confirm that the expense limitation agreement for each Fund will be in place for at least one year from the effective date of the prospectus.

Response. Registrant so confirms.

Comment 3. In the “Purchase and Sale of Fund Shares” disclosure for each Fund:

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a.	if true, state that only APs may engage in purchase/redemption of shares with the Fund; and
b.	disclose whether creation and redemption of Fund shares will be primarily in-kind or cash; if cash, disclose that this will lead to increased brokerage costs and create taxable gains and losses to shareholders.

Response. (a) The Registrant believes the existing disclosure already adequately discloses this information, so the Registrant has not made the revision requested. (b) The creation and redemption of Fund shares will be in accordance with the requirements of the adviser’s exemptive relief, which may be in-kind or in cash under various circumstances, so the Registrant has not added the disclosure requested.

Comment 4. Please define all defined terms at their first use.

Response. Registrant has made the requested revisions.

FormulaFolios Tactical Growth ETF

Comment 5. In the Fund’s Principal Investment Strategy, please state that the Fund intends to operate as an actively managed ETF, and employ a fund of ETFs structure.

Response. The Registrant has revised the disclosure as follows:

The Fund is an actively managed exchange traded fund (“ETF”) that is a fund of funds. As an actively managed fund, the Fund will not seek to replicate the performance of an index. It seeks to achieve its investment objective by investing primarily in foreign and domestic growth-oriented equity securities of any market capitalization, domestic investment fixed income securities of any maturity or duration, domestic real estate investment trusts (“REITs”), and commodities (gold) securities through ~~other~~ unaffiliated ~~exchange traded funds (“~~ETFs~~”)~~.

Comment 6. Please consider revising the Fund’s Principal Investment Strategy disclosure to note that as an actively managed ETF, the Fund will not seek to replicate the performance of an index.

Response. Please see response to Comment 5 above.

Comment 7. Please clarify whether the Fund will invest only in other ETFs or if it intends to also invest in other securities directly.

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Response. The adviser has confirmed to the Registrant that the Fund will not invest in securities directly as a principal strategy.

Comment 8. Please explain supplementally how the Fund will comply with Section 12 of the Investment Company Act of 1940.

Response. The Fund will rely on Section 12(d)(1)(F) or on the exemptive orders of ETFs in which it invests in order to invest in excess of the limits of Section 12(d)(1)(A).

Comment 9. Please disclose whether the underlying ETFs in which the Fund invests will be affiliated with the Trust or the advisor.

Response. The Fund expects to invest in unaffiliated investment companies and has revised the disclosure as shown in response to Comment 5 above..

Comment 10. Please disclose in the Fund’s Principal Investment Strategy how many ETFs in each asset class will be held by the Fund.

Response. The Registrant has revised the disclosure as shown below:

To represent the aforementioned asset classes, the adviser ~~utilizes~~ generally invests in one low-cost, index-tracking ETF~~s~~ for each represented asset class.

Comment 11. The second to last sentence of the carry-over paragraph on page 4 notes that “the adviser utilizes low-cost, index-tracking ETFs.” Please consider revising “utilizes” to “invests in” for Plain English.

Response. The requested change has been made (see response to Comment 10 above).

Comment 12. The last sentence of the carry-over paragraph on page 4 references “competitive expense ratio” and the adviser selecting ETFs that “maintain an appropriate amount of daily trading volume.” Please revise the disclosures to clarify (i) what makes an expense ratio competitive, and (ii) what is meant by an appropriate amount of daily trading volume. Please quantify such a measure if possible.

Response. The Registrant has revised the disclosure as follows:

These ETFs must, in the adviser’s opinion, have a competitive expense ratio (lowest quartile of their peers), illustrate the ability to closely track its index ~~the desired asset class’ benchmark~~, and maintain an appropriate amount of daily trading volume (the 50-

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day Average Dollar Volume of the underlying ETFs is at least 20 times greater than the 50-day Average Dollar Volume traded within the Fund) to help avoid liquidity issues.

Comment 13. Please clarify whether the Fund may be deemed to invest in derivatives through the underlying ETFs in which it invests.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in derivatives (directly or indirectly) as a principal strategy.

Comment 14. Please address the following items with respect to the Fund’s Principal Investment Strategy disclosure:

a.	Please describe the underlying bond ETFs in which the Fund may invest including credit quality, maturity, and duration.
b.	Please describe the type of fixed income assets that comprise the bond ETFs.
c.	With respect to the underlying ETFs that invest in equities, will there be any requirements as to capitalization?
d.	Please clarify whether the Fund may invest in leveraged or inverse ETFs as a principal investment strategy.
e.	Will the Fund experience high portfolio turnover as a result of the monthly rebalancing process? If so, please disclose as much and add the relevant risk disclosures.
f.	Please consider whether rebalancing strategy or risk disclosure is appropriate with respect to the Fund.

Response. The Registrant’s responses are below.

a.	The disclosure already states that these investments are investment grade and of any maturity or duration, so the Registrant has not revised the disclosure.
b.	The adviser has confirmed to the Registrant that the fixed income securities will consist of bonds, and the Registrant has revised the disclosure accordingly.
c.	The disclosure already states that these investments may be of any market capitalization, so the Registrant has not revised the disclosure.
d.	The adviser has confirmed to the Registrant that leveraged and inverse ETFs are not principal strategies of the Fund.
e.	The adviser has confirmed to the Registrant that the Fund is not expected to have high portfolio turnover.
f.	The disclosure already states that the investment process is repeated monthly, and the Registrant does not believe any further disclosure is useful.

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Comment 15. Please consider revising the heading of the “ETF Investment Risk” as the disclosure seems to highlight the fund of funds structure rather than the risks of ETFs.

Response. Registrant has made the requested change.

Comment 16. In general, income from commodities is not income from securities for the purpose if the IRS test. Is this an additional risk in light of the Fund’s investment in gold ETFs? Strategy disclosure suggests that as much as a third of the Fund may be invested in gold.

Response. The Fund’s investments that may produce bad income are not expected to cause any RIC compliance issues, so the Registrant does not believe this adds additional risk to the portfolio.

Comment 17. Please explain why “Credit Risk” may be substantial to the Fund.

Response. The Registrant has revised the risk disclosure to remove the reference to credit risk being substantial as it is not believed to be.

Comment 18. The last sentence of the “ETF Investment Risk” notes that “the adviser expects the principal investment risks of…Underlying Funds will be similar to the risks of investing in the Fund.” Shouldn’t the adviser know what the risks are? Please use more definitive language or add additional risk that may not be captured.

Response. Registrant has revised the disclosure as follows:

Each of the Underlying Funds is subject to its own specific risks. The Fund will be subject to~~, but the adviser expects~~ the principal investment risks of such Underlying Funds by virtue of the Fund’s investment in each such fund ~~will be similar to the risks of investing in each Fund, respectively~~.

Comment 19. With respect to the “ETF Structure Risks” please address the following questions:

a.	Please clarify throughout this risk disclosure which risk apply to the Fund and which to the underlying ETFs in which the Fund may invest.
b.	If the Fund is not purchasing or redeeming creation units in underlying ETFs will it be subject to the same risks as other shareholders in an ETF?

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c.	Please consider adding disclosure noting that authorized participants are the only entities that may engage in the purchase and redemption of sale of the Fund directly, and if the Fund does not engage APs it may trade at a discount to NAV which may result in halting of trades and delisting.
d.	In the “Trading Issues” sub-risk, consider revising the order of the sentences such that “An active trading market for the Fund’s shares may not be developed or maintained” is the first sentence, and add disclosure noting that shares may only be purchased or sold on an exchange.

Response. The Registrant’s responses are below.

a.	The Registrant has added a table to make the clarification requested.
b.	Yes, because the Fund is not purchasing or redeeming creation units in underlying ETFs it will be subject to the same risks as other shareholders in an ETF, which is disclosed.
c.	The Registrant believes this information is already sufficiently disclosed in the prospectus.
d.	The Registrant has moved the sentence requested. The disclosure already states that Individual Shares may only be purchased and sold in secondary market transactions through brokers, so it has not added the disclosure requested.

Comment 20. If applicable, add “Currency Risk” to “Foreign Securities Risk.”

Response. The Registrant has added the disclosure requested.

FormulaFolios Smart Growth ETF

Comment 21. The last sentence of the first paragraph of the Fund’s Principal Investment Strategies disclosure provides that the Fund may invest in “other cash equivalents through other unaffiliated exchange traded funds (“ETFs”). Are ETFs used for cash purposes or as a part of the Fund’s “growth” strategy? Please revise the disclosure for clarity.

Response. The Registrant has revised the disclosure for clarity as follows:

The Fund seeks to achieve its investment objective by investing through other unaffiliated exchange traded funds (“ETFs”) primarily in domestic and foreign (including emerging markets) growth-oriented equity securities of any market capitalization and real estate investment trusts (“REITs”) as well as US Treasuries or other cash equivalents ~~through other unaffiliated exchange traded funds (“ETFs”)~~.

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Comment 22. Please disclose the method for determining whether a country is an emerging market.

Response. No determination needs to be made regarding whether a country is classified as an emerging market as the Fund has no particular investment policy regarding how much the Fund invests in emerging markets. The adviser believes the Fund will invest in securities of companies in emerging markets based on the commonly included list of countries classified as emerging by leading emerging market indices such as the MSCI Emerging Markets Index.

Comment 23. The last paragraph of the Principal Investment Strategies disclosure provides, in relevant part, “…the Fund will be 50% invested in growth-oriented equity ETFs and 50% invested in US treasuries and/or other cash equivalents to hedge risk.” Consider moving this to the beginning of the strategy disclosure as it appears to be an important detail of the strategy.

Response. The Registrant has added this disclosure to the first paragraph.

Comment 24. Disclosure in the summary of Principal Investment Strategies is often complex. For example, strategy disclosure notes that the adviser researches “various growth asset classes”, seeks ETFs with “competitive expense ratios“ and uses “behavioral analysis indicators” in making portfolio selections. Please review the disclosure and revise it in accordance with plain English principles. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response. The Registrant has added parentheticals where appropriate to define terms.

Comment 25. Please disclose how REITs are included as a principal investment strategy in the equity portion of the Fund’s portfolio.

Response. The adviser has confirmed to the Registrant that the Fund invests in REITs as a category of growth-oriented equity ETF. The Registrant has revised the disclosure to clarify this.

Comment 26. Please revise the last sentence of the second paragraph of the Principal Investment Strategies section as follows: This half of the Fund’s portfolio is rebalanced once per calendar year.

Response. The requested change has been made.

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Comment 27. Please revise the last sentence of the last paragraph of the Principal Investment Strategies section as follows: This half of the Fund’s portfolio is rebalanced monthly.

Response. The requested change has been made.

Comment 28. Please clarify whether the Fund may be deemed to invest in derivatives through the underlying ETFs in which it invests.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in derivatives (directly or indirectly) as a principal strategy.

Comment 29. Please disclose the number of underlying ETFs that are expected to be in the Fund’s portfolio.

Response. The Registrant has added the disclosure requested.

Comment 30. With respect to the “ETF Structure Risks” please address the following questions:

a.	Please clarify throughout this risk disclosure which risk apply to the Fund and which to the underlying ETFs in which the Fund may invest.
b.	If the Fund is not purchased or redeeming creation units in underlying ETFs will it be subject to the same risks as other shareholders in an ETF?
c.	Please consider adding disclosure noting that authorized participants are the only entities that may engage in the purchase and redemption of sale of the Fund directly, and if the Fund does not engage APs it may trade at a discount to NAV which may result in halting of trades and delisting.
d.	In the “Trading Issues” sub-risk, consider revising the order of the sentences such that “An active trading market for the Fund’s shares may not be developed or maintained” is the first sentence, and add disclosure noting that shares may only be purchased or sold on an exchange.

Response. Please see response to Comment 19 above.

Comment 31. Half of the Fund’s portfolio will rebalance monthly, and the other half annually. If accurate, please disclose that this may lead to high portfolio turnover.

Response. The adviser has confirmed to the Registrant that the Fund’s portfolio turnover is expected to be less than 100%.

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Additional Information About Principal Investment Strategies and Related Risks

Comment 32. Item 9 appears to be duplicative in many respects to Item 4, and does not appear to include additional, clarifying or enhancing disclosure. Please review and revise as necessary, or disclose supplementally why it is appropriate.

Response. The Item 9 disclosure for Smart Growth is not identical to the Item 4 disclosure. The Registrant has revised the disclosure for Tactical Growth in Item 9 so that Item 4 is a summary.

Comment 33. The last sentence of the second paragraph of the Tactical Growth ETF Item 9 strategy disclosure references “the ability to closely track the desired asset classes’ benchmark….” It is not clear what this is referencing. Consider revising to state, if true, that each ETF will track its own stated benchmark index.

Response. The Registrant has revised the disclosure as shown in response to Comment 12 above.

Comment 34. “Credit Risk” references the Fund’s investment in high-yield, or “junk”, bonds. Please identify junk bonds as a principal investment strategy in strategy disclosure.

Response. The Registrant has revised the risk to remove the reference to junk bonds as they are not a principal strategy of the Fund.

Comment 35. Please consider revising the heading of the “ETF Investment Risk” as the disclosure seems to highlight the fund of funds structure rather than the risks of ETFs.

Response. The requested change has been made.

Comment 36. “ETF Tracking Risk” in the Item 9 references “passive ETFs”, but such investments are otherwise described in the prospectus as “index ETFs.” Please revise for consistency.

Response. Registrant has revised the reference of “passive ETFs” to “index ETFs.”

Comment 37. Inverse ETFs are not identified as a principal investment strategy of either Fund. Please revise the strategy disclosure to include such investments or revise the ETF Investment Risk and related sub-risk disclosures to remove reference to related risks including “Inverse Correlation Risk”.

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Response. The Registrant removed references to inverse ETFs.

Comment 38. Delete the “Management Risk” and Strategies Risk” sub-risk disclosures in the Item 9.

Response. The requested change has been made.

Comment 39. With respect to the “ETF Structure Risks” please address the following questions:

a.	Please clarify throughout this risk disclosure which risk apply to the Fund and which to the underlying ETFs in which the Fund may invest.
b.	If the Fund is not purchased or redeeming creation units in underlying ETFs will it be subject to the same risks as other shareholders in an ETF?
c.	Please consider adding disclosure noting that authorized participants are the only entities that may engage in the purchase and redemption of sale of the Fund directly, and if the Fund does not engage APs it may trade at a discount to NAV which may result in halting of trades and delisting.
d.	In the “Trading Issues” sub-risk, consider revising the order of the sentences such that “An active trading market for the Fund’s shares may not be developed or maintained” is the first sentence, and add disclosure noting that shares may only be purchased or sold on an exchange.

Response. Please see response to Comment 19 above.

How to Buy and Sell Shares

Comment 40. Please clarify that:

a.	shares may only; be purchased directly from the Fund in creation units, and such transactions are limited to APs; and
b.	most shareholders will buy and sell shares of the Funds on a secondary market at negotiated prices.

Response. The disclosure already includes the information requested, so the Registrant has not revised the disclosure.

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Share Trading Prices

Comment 41. The first sentence of the section references an “approximate value of Shares of the Funds.” Please revise “approximate” to “intraday interim value (“IIV”).”

Response. The requested change has been made.

Statement of Additional Information

Comment 42. In the “Securities of Other Investment Companies” disclosure on page 2, please clarify that the disclosure refers to an investment in the Fund, which operates as a fund of funds and revise references of “Fund” to “underlying fund(s)” as appropriate.

Response. Registrant has revised the referenced disclosure as follows:

Investments by the Fund in ETFs and mutual funds involve certain additional expenses and certain tax results, which would not be present in a direct investment in such underlying funds. Due to legal limitations, a Fund will be prevented from: 1) purchasing more than 3% of an investment company's (including ETFs) outstanding shares; 2) investing more than 5% of a Fund’s assets in any single such investment company, and 3) investing more than 10% of a Fund’s assets in investment companies overall; unless: (i) the underlying investment company and/or a Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and a Fund take appropriate steps to comply with any conditions in such order. In the alternative, a Fund may rely on Rule 12d1-3, which allows unaffiliated mutual funds to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired underlying fund) does not exceed the limits on sales loads established by Financial Industry Regulatory Authority (“FINRA”) for funds of funds. In addition to ETFs, a Fund may invest in other investment companies such as open-end mutual funds or exchange-traded funds, within the limitations described above. Each investment company is subject to specific risks, depending on the nature of a Fund. Underlying ETFs and mutual funds may employ leverage, which magnifies the changes in the underlying stock or other index upon which they are based.

Comment 43. Please make the following changes to the “Exchange Traded Funds” disclosure on page 3:

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a.       The third sentence of the first paragraph of the section states that “some ETFs are unit investment trusts (“UITs”). Please add disclosure describing the distinction between ETFs and UITs, to the extent such distinction in relevant to shareholders.

b.       The second paragraph of the section notes that “[t]he primary market is where institutions swap “creation units”…for in-kind securities and cash in the form of dividends.” Please confirm that the cash component is merely in the form of dividends or revise the disclosure to clarify otherwise.

c.       Please clarify the second-to-last sentence of the second paragraph to note that open-ended mutual funds are purchased and redeemed at NAV, which is calculated at the end of a trading day, but are not traded after hours.

d.       Please add disclosure noting that, unlike mutual funds, the primary market for ETFs exists between the Fund and APs.

Response.

a.       The Registrant does not believe the distinction is relevant to shareholders, so it has not revised the disclosure.

b.       The Registrant has revised the disclosure to remove reference to dividends.

c.        Registrant has revised the second paragraph of the section as follows:

ETFs typically have two markets. The primary market is where institutions swap "creation units" in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. Unlike mutual funds, the primary market for ETFs exists between a Fund and APs. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded ~~after hours once the~~ at net asset value (“NAV”), which is calculated at the end of a trading day. ETFs share many similar risks with open-end and closed-end funds.

d.       Please see response to Comment 43.c. above.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264, Tanya Goins at (404) 541-2954, or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily Little